SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 December 2016 to 3 January 2017

DATE	DETAIL

3 January 2017	Total Voting Rights

22 December 2016	Transaction in own shares

22 December 2016	Notification of transaction of person discharging managerial responsibilities – Sharesave Grant

21 December 2016	Transaction in own shares

20 December 2016	Transaction in own shares

16 December 2016	Transaction in own shares

15 December 2016	Transaction in own shares

14 December 2016	Transaction in own shares

13 December 2016	Transaction in own shares

12 December 2016	Transaction in own shares

9 December 2016	Transaction in own shares

9 December 2016	Notification of Directors’ Interests – NG Share Incentive Plan

8 December 2016	Transaction in own shares

6 December 2016	Transaction in own shares

5 December 2016	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

8 December 2016: Sale of majority interest in National Grid Gas Distribution, Proposed one-off £4 billion return of capital to shareholders.